COLONIAL REALTY LIMITED PARTNERSHIP

                 EXHIBIT 12 - Ratio of Earnings to Fixed Charges

         CRLP's ratio of earnings to fixed charges for the three months ended September 30, 2001 and 2000, was 1.64 and 1.70, respectively. CRLP's ratio of earnings to fixed charges for the nine months ended September 30, 2001 and 2000, was 1.59 and 1.68, respectively.

         The ratios of earnings to fixed charges were computed by dividing earnings by fixed charges. For this purpose, earnings consist of income (loss) before gains from sales of property and extraordinary items plus fixed charges (excluding interest costs capitalized). Fixed charges consist of interest expense (including interest costs capitalized) and the amortization of debt issuance costs.